UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

22 August 2007
Number 26/07

BHP BILLITON RESULTS FOR THE
YEAR ENDED 30 JUNE 2007

  Records achieved across all key earnings measures including Underlying EBITDA up 27.1% to US$23.0 billion and Underlying EBIT up 31.4% to US$20.1 billion.

  Attributable profit up 34.7% to US$13.7 billion and EPS up 39.1%, benefiting from ongoing buy-backs (both measures excluding exceptionals).

  Record Underlying EBIT margin(1) and Return on Capital Employed increased to 48.4% and 38.4% respectively. This is the sixth consecutive record for both measures.

  Record net operating cash flow(2) of US$15.6 billion, up 48.9%.

  Annual production records for natural gas, alumina, aluminium, copper, nickel, iron ore, manganese ore and metallurgical coal(3).

  Costs, net of non-cash costs, increased 3.6%, continuing a declining trend of cost increases.

  Significant volume growth expected in 2008 in oil, copper, iron ore and nickel.

  Final dividend rebased to 27 US cents per share demonstrating our confidence in the outlook. This is an increase of 46% on last year's final dividend.

  US$6.3 billion of US$13.0 billion capital management program, announced in 2007, completed representing 5.2%(4) of outstanding shares.

Year ended 30 June	2007 US$M	2006 US$M	Change
Revenue together with share of jointly controlled entities' revenue	47,473	39,099	21.4%
Underlying EBITDA (5)	22,950	18,053	27.1%
Underlying EBIT (5) (6)	20,067	15,277	31.4%
EBIT - Profit from operations	18,401	14,671	25.4%
Attributable profit - excluding exceptional items	13,675	10,154	34.7%
Attributable profit	13,416	10,450	28.4%
Net operating cash flow (2)	15,595	10,476	48.9%
Basic earnings per share - excluding exceptional items (US cents)	233.9	168.2	39.1%
Basic earnings per share (US cents)	229.5	173.2	32.5%
Underlying EBITDA interest coverage (times) (5) (7)	54.0	44.3	21.9%
Dividend per share (US cents)	47.0	36.0	30.6%

Refer to page 16 for footnotes, including explanations of the non-GAAP measures used in this announcement.

The above financial results are prepared in accordance with IFRS and are unaudited. All references to the prior period are to the year ended 30 June 2006.

RESULTS FOR THE YEAR ENDED 30 JUNE 2007

Commentary on the Group Results

Record annual results

The consistent execution of our strategy has once again allowed the Company to deliver outstanding financial and operational results. Our strategy is simple. We create long term value by focusing on owning and operating large, long-life, low-cost, expandable assets diversified by geography and commodity and pursuing growth opportunities consistent with our core skills. Our business excellence model promotes and deploys best practices and operating efficiencies across these assets, further enhancing their value. Our priority for cash is to reinvest in the business. In line with our strategy, we have grown our business rapidly and consistently through project development and acquisitions.

We achieved record production for eight major commodities and increased annual production for three further commodities. Production records were set by 17 assets(3). This reflects our key operating objective of delivering consistent, predictable and sustainable operating performance across all of our businesses providing a stable platform for growth.

Our continued focus on growing production from high returning assets throughout the cycle has allowed us to take advantage of strong global market conditions and underpins the financial results we have announced today. Our attributable profit (excluding exceptional items) of US$13.7 billion represents an increase of 34.7 per cent over last year and a more than sevenfold increase since our 2002 result (our inaugural result following the BHP and Billiton merger). It is our fourth consecutive record annual result, with five of our nine CSGs generating record EBIT. Underlying EBIT(1) margins rose to 48.4 per cent, from 44.4 per cent last year while Return on Capital Employed increased from 34.6 per cent to 38.4 per cent. This was the sixth consecutive record for both of these metrics.

Our world-class asset suite continues to provide us with an array of value-accretive, growth opportunities. We have a diversified minerals portfolio and a unique portfolio of energy assets; oil, gas, LNG, energy coal and uranium, all with important growth opportunities. Our project pipeline provides significant future value, with 33 projects in either execution or feasibility representing an expected capital investment of US$20.9 billion. We also have further medium-term options in our portfolio with capital expenditure requirements in excess of US$50 billion. During the year we continued the ramp up of 5 projects, approved three additional projects and commissioned Spence, a 200,000 tonnes per annum copper operation in Chile. We also commissioned two projects at our Queensland Coal Operations (Australia). In addition to these brownfield opportunities, we also acquired the Genghis Khan oil field, in the Gulf of Mexico, and a one-third share of the Guinea Alumina project, which consists of high-quality bauxite reserves and the development of an alumina refinery in Guinea. We are expecting to deliver further significant growth in the next financial year with new projects commissioning or ramping up across our Petroleum, Base Metals, Iron Ore and Stainless Steel Materials CSGs.

Creating options for the future

We are focused on delivering an enhanced resource endowment to underpin future generations of growth. We have an abundance of tier one resources in fiscally stable countries that provide us with a unique set of options to deliver decades of brownfield growth. We also have strong experience operating in emerging resource regions and the capability to capture additional opportunities as they emerge. This experience enables us to continue to build and strengthen our position for long term value creation.

Exploration continues to be an important focus. In our minerals businesses we are undertaking exploration in 28 countries, while Petroleum exploration is underway in eight countries.

The quality of our assets and the diversity of our portfolio underpin the strength of our cash flow. This allows us to both identify and invest in growth opportunities while continuing to deliver outstanding returns to shareholders.

Growth Projects

During the 2007 financial year we completed one major growth project.

Completed projects
Customer Sector Group	Project	Capacity	Capital expenditure(US$ million)		Date of initial production (1)
			Budget	Actual	Target	Actual
Base Metals	Spence (Chile) BHP Billiton - 100%	200,000 tonnes per annum of copper cathode	990	1,100(2)	Q4 2006	Q4 2006
			990	1,100

(1) References to quarters are based on calendar years.
(2) Excluding the impact of foreign exchange the cost was US$990 million.

There are 15 major projects (defined as BHP Billiton's share of capital expenditure of greater than US$100 million) under development with a total budgeted investment of US$12,781 million. Details for these are given in the quarterly Exploration and Development Report, released on 24 July 2007.

Projects currently under development (approved in prior years)
Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure(US$ million) (1)	Target date for initial production(2)
Petroleum	Atlantis South (US) BHP Billiton - 44%	200,000 barrels of oil and 180 million cubic feet of gas per day (100%)	1,630(3)	H2 2007
	Neptune (US) BHP Billiton - 35%	50,000 barrels of oil and 50 million cubic feet of gas per day (100%)	405(3)	End 2007
	Stybarrow (Australia) BHP Billiton - 50%	80,000 barrels of oil per day (100%)	380	Q1 2008
	North West Shelf 5th Train (Australia) BHP Billiton - 16.67%	LNG processing capacity 4.2 million tonnes per annum (100%)	300	Late 2008
	North West Shelf Angel (Australia) BHP Billiton - 16.67%	800 million cubic feet of gas per day (100%)	200	End 2008
	Shenzi (US) BHP Billiton - 44%	100,000 barrels of oil and 50 million cubic feet of gas per day (100%)	1,940	Mid 2009
Aluminium	Alumar Refinery Expansion (Brazil) BHP Billiton - 36%	2 million tonnes per annum of alumina (100%)	725	Q2 2009
Diamonds and Specialty Products	Koala Underground (Canada) BHP Billiton - 80%	3,300 tonnes per day of ore processed (100%)	200	End 2007
Stainless Steel Materials	Ravensthorpe Nickel (Australia) BHP Billiton -100%	Up to 50,000 tonnes per annum of contained nickel in concentrate	2,200	Q1 2008
	Yabulu Extension (Australia) BHP Billiton - 100%	45,000 tonnes per annum of nickel	556	Q1 2008
Iron Ore	WA Iron Ore Rapid Growth Project 3 (Australia) BHP Billiton - 85%	20 million tonnes per annum of iron ore(100%)	1,300	Q4 2007
	Samarco (Brazil) BHP Billiton - 50%	7.6 million tonnes per annum of iron pellets (100%)	590	H1 2008
			10,426

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.
(3) Project costs and schedule have been finalised.

Projects approved during the year
Customer Sector Group	Project	Capacity (1)	Budgeted capital expenditure (US$ million) (1)	Target date for initial production (2)
Petroleum	Genghis Khan (US) BHP Billiton - 44%	55,000 barrels of oil per day (100%)	365	H2 2007
Base Metals	Pinto Valley (US)BHP Billiton - 100%	70,000 tonnes per annum of copper in concentrate	140	Q4 2007
Iron Ore	WA Iron Ore Rapid Growth Project 4 (Australia) BHP Billiton - 86.2%	26 million tonnes per annum of iron ore (100%)	1,850	H1 2010
			2,355

(1) All references to capital expenditure and capacity are BHP Billiton's share unless noted otherwise.
(2) References to quarters and half years are based on calendar years.

We also have further medium term options in our portfolio with capital expenditure requirements in excess of US$50 billion.

Dividend and Capital Management

The Board today declared a final dividend of 27 US cents per share. This rebased dividend represents a 46 per cent increase over last year's final dividend of 18.5 US cents per share. This brings the total dividends for the 2007 financial year to 47 US cents per share, an increase of 11 US cents per share, or 30.6 per cent, over last year. Today's declaration represents our eleventh consecutive dividend increase and signals both our confidence in the outlook and our ability to consistently deliver future earnings and cash flow to underpin this increased dividend. Our dividend has increased more than fourfold since the interim dividend paid in 2002. Our compound annual dividend growth rate has been 24 per cent over this period. We will continue with our progressive dividend policy from this new base, with further increases dependent upon the expectations for future market conditions and investment opportunities.

During the year we also announced US$13 billion of capital management initiatives. We have returned US$6.3 billion of this to our shareholders and will return the remaining US$6.7 billion during the next 12 months. We repurchased 305,545,269 shares, via both on-market and off-market buy-backs, at an approximate average price of US$20.57. To date, we have cancelled 262,433,555 of these shares.

Since August 2004 we have announced capital management initiatives totalling US$17 billion. Since November 2004 601 million shares have been repurchased, representing approximately 10.1 per cent of the total shares on issue at an approximate price of US$16.79 (A$21.42 / GBP 8.74). At the completion of all announced initiatives we will have returned US$28.2 billion in total to shareholders through capital initiatives and dividends since June 2001.

The Income Statement

To provide clarity into the underlying performance of our operations, we present Underlying EBIT which is a measure used internally and in our Supplementary Information. Underlying EBIT excludes all net finance costs and taxation (including net finance costs and taxation of jointly controlled entities) and any exceptional items. The differences between Underlying EBIT and EBIT (Profit from operations) are set out in the following table:

Year ended 30 June	2007	2006
	US$M	US$M
Underlying EBIT	20,067	15,277
Impact of equity accounting for statutory purposes: Share of jointly controlled entities' net finance costs	(122)	(95)
Share of jointly controlled entities' total taxation expense	(1,201)	(950)
Exceptional items (before taxation)	(343)	439
EBIT - Profit from operations	18,401	14,671

Underlying EBIT

The following table and commentary describes the approximate impact of the principal factors that affected Underlying EBIT for the year ended 30 June 2007 compared with last year:

	US$ Million
Underlying EBIT for the year ended 30 June 2006		15,277
Change in volumes:
Increase in volumes	438
Decrease in volumes	(220)
New operations	368
		586
Net price impact
Change in sales prices	7,101
Price-linked costs	(979)
		6,122
Change in costs:
Costs (rate and usage)	(859)
Exchange rates	(271)
Inflation on costs	(416)
		(1,546)
Asset sales		(61)
Ceased and sold operations		(198)
Exploration and business development		(149)
Other		36

Underlying EBIT for the year ended 30 June 2007		20,067

Volumes

Continued strong demand underpinned increased sales volumes of metallurgical coal, petroleum products, nickel, manganese ore, alumina, zinc, iron ore, aluminium and energy coal, which contributed approximately US$438 million more (measured at last year's average margins) to Underlying EBIT than last year. Sales volumes of base metals were lower at Olympic Dam (Australia) due to a smelter shutdown and at Cannington (Australia) due to the temporary closure of the southern zone. However this was more than offset by copper sales from Spence, which commenced operations in December 2006, and added US$363 million and the ramp-up of the Sulphide Leach project at Escondida (Chile). We experienced a decrease in diamond sales for the year as a result of inventory sales in the prior year.

Prices

Net changes in price increased Underlying EBIT by US$7,101 million. Lower prices for metallurgical coal and manganese ore had a negative impact.

Higher price-linked costs reduced Underlying EBIT by US$979 million with increased charges for third party nickel ore contributing US$658 million to this amount. Higher royalties for nickel, iron ore, and higher LME-linked power charges in Aluminium were offset by lower metallurgical coal royalties (in line with lower prices) and more favourable rates for copper treatment and refining charges (TCRCs), including the removal or limiting of price participation in new contracts.

Costs

Continued strong global demand for resources has led to increased costs across the industry for labour, contractors, raw materials, fuel, energy and other input costs. In addition, port congestion and other third party infrastructure constraints resulted in increased demurrage costs and shipping, freight and other distribution charges. In this environment, costs for the Group have increased by US$859 million. Excluding non cash costs of US$145 million, this represents an increase on our June 2006 total cost base of 3.6 per cent. Given the current market tightness, this represents an outstanding performance.

Specific areas of cost increase include labour and contractor charges, consumables and fuels, maintenance and other operating costs. Changed mining conditions, particularly at Cannington, where we had a temporary closure of the southern zone, and higher strip ratios at Queensland Coal (Australia) had an adverse impact. However, we generated savings of US$203 million on our 2006 cost base through a wide range of business improvement initiatives across the Group.

The current environment continues to be challenging across the resource industry and the pressure on access to labour and other inputs to our business remains. However the quality of ore bodies, our supplier relationships, systems and capabilities of our people have allowed us to manage these challenges.

Exchange rates

Exchange rate movements had a negative impact on Underlying EBIT of US$271 million. The stronger Australian dollar had a negative impact of US$478 million. This was partially offset by the favourable impact of a weaker South African rand on operating costs for our South African businesses. The Western Australia Iron Ore and Queensland Coal operations were both significantly impacted by the strength of the Australian dollar.

The following exchange rates against the US dollar have been applied:

	Year ended 30 June 2007 average	Year ended 30 June 2006 average	30 June 2007 closing	30 June 2006 closing

Australian dollar (a)	0.79	0.75	0.85	0.74
South African rand	7.20	6.41	7.08	7.12

(a) Displayed as US$ to A$1 based on common convention.

Inflation on costs

Inflationary pressures on input costs across all our businesses had an unfavourable impact on Underlying EBIT of US$416 million. These pressures were most evident in Australia and South Africa.

Asset Sales

The sale of assets and interests decreased Underlying EBIT by US$61 million. The current period was principally impacted by the sale of 1 million tonnes of annual capacity at the Richards Bay Coal Terminal (South Africa), the Moranbah Coal Bed Methane assets (Australia), the Koornfontein energy coal mine (South Africa), the interest in Eyesizwe (South Africa) and Alliance Copper (Chile). In the corresponding period we had higher profits arising largely from the divestment of our interest in the Wonderkop chrome joint venture (South Africa), the Vincent Van Gogh undeveloped oil discovery (Australia) and the Green Canyon oil fields (US).

Ceased and sold operations

The current period was negatively impacted by the loss of US$343 million of Underlying EBIT from Tintaya (Peru) (divested in June 2006) and the Southern Cross Fertiliser operations (Australia) (divested in August 2006). This was partly offset by a US$82 million year on year impact of movements in restoration and rehabilitation provisions for closed operations.

Exploration and business development

Gross exploration expenditure increased to US$805 million during the year. We increased activity on nickel targets in Western Australia, Guatemala, Indonesia and the Philippines, on energy coal targets in New South Wales (Australia) and on diamond targets in Angola. This increased expenditure however, was offset by a higher level of capitalisation of oil and gas exploration expenditure, primarily in Australia. This resulted in exploration expense, being US$17 million lower than last year.

Expenditure on business development was US$166 million higher than last year mainly due to the pre-feasibility study on the Olympic Dam expansion and other Base Metals activities.

Other

Other items increased Underlying EBIT by US$36 million. These included higher insurance recoveries than last year partially offset by a lower contribution from freight and other activities.

Net finance costs

Net finance costs decreased to US$390 million, from US$505 million last year. This was driven predominantly by higher capitalised interest, partially offset by higher average interest rates and foreign exchange impacts.

Taxation expense

The total taxation expense on profit before tax was US$4,515 million, representing an effective rate of 25.1 per cent.

Excluding the impacts of royalty-related taxation, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments and including the taxation expense of jointly controlled entities, the underlying effective rate was 29.6 per cent. When compared to the UK and Australian statutory tax rate (30 per cent), the underlying effective tax rate included a benefit of 1.4 per cent due to the recognition of prior year US tax benefits (US$282 million). All of the prior year US tax losses have now been utilised. Royalty-related taxation represents an effective rate of 2.1 per cent for the current period.

Exceptional Items

As part of our regular review of asset carrying values, a charge of US$142 million (net of a taxation benefit of US$34 million) has been recorded in relation to coal operations in South Africa.

We have recognised a charge of US$117 million (net of a taxation benefit of US$50 million) for additional rehabilitation obligations in respect of former operations at the Newcastle Steelworks (Australia). The obligations relate to sediment in the Hunter River requiring remediation and treatment.

Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle Steelworks rehabilitation	(167)	50	(117)
	(343)	84	(259)
Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group & Unallocated	(167)	50	(117)
	(343)	84	(259)

Last year we sold our interest in the Tintaya copper mine in Peru. The profit on disposal was US$296 million (net of a taxation charge of US$143 million).

Refer note 2 in the Financial Information for further details.

Cash Flows

Net operating cash flow after interest and tax increased by 48.9 per cent to US$15.6 billion. Higher profits increased cash generated from operating activities, offset by an increase in working capital (principally due to higher prices) and increased taxation payments.

Capital and exploration expenditure totalled US$7.2 billion for the period. Expenditure on major growth projects was US$5.1 billion, including US$1.7 billion on Petroleum projects and US$3.4 billion on Minerals projects. Capital expenditure on maintenance, sustaining and minor capital items was US$1.2 billion. Exploration expenditure was approximately US$800 million, including US$265 million which has been capitalised. Other investing cash flows included the purchase of interests in the Genghis Khan oil field, and the Guinea Alumina project.

Financing cash flows include US$8.0 billion in relation to the capital management program and increased dividend payments.

Net debt, comprising cash and interest-bearing liabilities, was US$8.7 billion, an increase of US$0.5 billion, or 5.7 per cent, compared to 30 June 2006. Gearing, which is the ratio of net debt to net debt plus net assets, was 22.5 per cent at 30 June 2007, compared with 25.2 per cent at 30 June 2006.

Underlying net debt (which varies from net debt above as it includes net debt of jointly controlled entities) was US$10.0 billion up from US$9.2 billion at 30 June 2006. Underlying gearing was 25.0 per cent at 30 June 2007 compared to 27.2 per cent at 30 June 2006.

Dividend

A final dividend for the year ended 30 June 2007 of 27.0 US cents per share will be paid to shareholders on 28 September 2007. Together with the interim dividend of 20.0 US cents per share paid to shareholders on 20 March 2007, this brings the total dividend for the year to 47.0 US cents per share.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars.  However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling and South African rands to shareholders on the UK section and the South African section of the register, respectively. Currency conversions were based on the foreign currency exchange rates two business days before the declaration of the dividend. Please note that all currency conversion elections need to have occurred by the Currency Conversion Date being 20 August 2007. Any currency conversion elections made after this date will not apply to this dividend.

The timetable in respect of this dividend will be:

Currency conversion - 20 August 2007

Last day to trade cum dividend on Johannesburg Stock Exchange - 7 September 2007

Ex-dividend Australian Stock Exchange - 10 September 2007

Ex-dividend Johannesburg Stock Exchange - 10 September 2007

Ex-dividend London Stock Exchange - 12 September 2007

Record - 14 September 2007

Payment - 28 September 2007

American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly.

BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings, nor will transfers between the UK register and the South African register be permitted, between the dates of 10 September 2007 and 14 September 2007.

The following table details the currency exchange rates applicable for the dividend:
Dividend 27.0 US cents	Exchange Rate	Dividend per ordinary share in local currency
Australian cents	0.802847	33.630318
British pence	1.986838	13.589432
South African cents	7.351446	198.489042
New Zealand cents	0.696900	38.743005

Portfolio Management

Our strategy is focused on long-life, low-cost, expandable assets and we continually review our portfolio to identify assets which do not fit this strategy. These activities continued during the year with proceeds of US$444 million being recorded. We disposed of a number of assets and interests including Southern Cross Fertilisers, 1 million tonnes of annual capacity in the Richards Bay Coal Terminal, Koornfontein, our Moranbah Coal Bed Methane assets, our interest in Eyesizwe and Alliance Copper. Proceeds from the sale or distribution of our assets and interests over the last six years surpasses US$6 billion.

Also during the year we announced the potential sale of Optimum, an energy coal mine in South Africa.

We will also purchase interests in assets where they fit our strategy. We acquired interests in the Genghis Khan oil field for US$583 million and the Guinea Alumina project for US$140 million.

Capital management and liquidity

In October 2006 the Group signed a new US$3.0 billion multi-currency revolving credit facility. This new credit facility, which expires in October 2011, replaces the previous US$3.0 billion credit facility that was due to expire in 2009.

In February 2007, we issued Euro 600 million (US$788 million) of Floating Rate Notes due in 2008 and Euro 600 million (US$788 million) of 4.375 per cent Euro Bonds due in 2014. The proceeds were used to refinance short-term debt.

In March 2007 we filed a new shelf registration statement with the US Securities and Exchange Commission (SEC) and, during the same month, issued a SEC registered Global Bond comprising US$875 million of Floating Rate Notes due in 2009, US$625 million of 5.125 per cent Senior Notes due in 2012, and US$750 million of 5.40 per cent Senior Notes due in 2017. The proceeds were used for general corporate purposes.

Corporate Governance

On 7 February 2007, Mr Charles (Chip) Goodyear announced his intention to retire from the Company on 1 January 2008. He will not seek re-election to the Board and will retire as an Executive Director at the conclusion of the BHP Billiton Limited AGM on 28 November 2007. On 31 May 2007 the Board announced that Mr Marius Kloppers will succeed Mr Goodyear as Chief Executive Officer of BHP Billiton, effective 1 October 2007.

Mr Chris Lynch retired as an Executive Director on 30 June 2007.

The membership of the Sustainability Committee changed during the year. Its members are now Dr John Schubert (Chairman), Mr Paul Anderson and The Hon. E Gail de Planque.

Outlook

Global macroeconomic outlook

The global economy remains robust, driven by solid activity in Asia and Europe. Economic fundamentals remain relatively strong. Unemployment remains low and the supply of labour is still constrained. This is resulting in rising wages and increased household consumption.

Asian economies, led by China, continue to demonstrate strong growth. India's economy continues to gather pace, recently recording its fastest economic growth rate in 18 years. In Europe, solid growth is being supported by accommodative monetary conditions, rebounding consumption and strong German industrial activity. The US economy continues to soften, with the housing sector acting as a drag on activity. The Japanese household sector is also experiencing weakness, increasing risks of deflation later in the year. Key central banks have reacted to recent global financial market instability by injecting liquidity in an attempt to calm markets.

The rate of growth of the Chinese economy has shown no signs of abating with economic growth expected to be maintained or perhaps accelerate over the second half of 2007. This has largely been driven by strong demand, domestic retail sales, healthy investment growth and exports. Continued monetary tightening, new export taxes and cuts in value added tax rebates have had a minimal effect on economic behaviour to date. While the Chinese currency continues to appreciate against the US dollar, the appreciation has been controlled as the government desires to limit speculative inflows. On the producer side, higher energy and raw material prices are likely to mean a gradual increase in factory gate prices through the first half of 2008. We expect GDP growth close to 10 per cent for 2008, with risks remaining to the upside.

Despite moderating US economic growth, global economic fundamentals remain strong and the ongoing strength shown by emerging Asian economies (including China) should support global growth. Moreover, the competitiveness of open Asian economies is likely to continue to place downward pressure on inflation which should in turn provide greater flexibility for accommodative monetary policy stances taken by key central banks. Consumer spending in the US may slow through 2008 due to wealth effects associated with the housing market deterioration. However, despite these risks, growth in the US is expected to be maintained as low unemployment, low interest rates and a solid global economy support economic activity. Solid domestic demand will remain a key driver of healthy economic growth in Europe. Our outlook for Japan remains unchanged with expected strong investment and further employment growth likely to promote an improvement in consumption.

Commodities outlook

In 2007 real prices for all our major commodities remained at or near their highest levels since the 1970s as Chinese demand for raw materials continued. Over the last year the LME traded metals performed very well. Bulk commodity prices also continued to be strong and demand remains firm. Energy prices are very strong with crude oil near record highs. Looking forward, supply side pressures will remain high and demand growth from China is expected to remain robust. With continuing strong demand, structurally higher cost sources of supply will be required. Higher energy prices are also likely to have a flow-on effect to commodity prices.

Recent discussions with our customers have indicated that they do not expect the volatility in the US and European credit markets to have a material impact on raw material demand. In particular, our customers in China and India believe domestic supply and demand criteria are much more important factors in their markets. We will continue to assess impacts from this recent volatility.

Currencies of resource-rich countries should continue to be strong relative to the US dollar, impacting commodity prices in US dollar terms. Major non-US consumer countries like China are likely to be able to absorb these higher prices as their currencies have also strengthened against the US dollar.

Over time we expect commodity prices to move towards long run marginal costs of supply. However, given strong demand and supply side constraints, this is only likely over the medium-term and, in the interim, prices are likely to stay high relative to historical levels, albeit with increased volatility.

Annual General Meetings

The Annual General Meeting of BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, UK, on Thursday 25 October 2007, commencing at 10:30am.

The Annual General Meeting of BHP Billiton Limited will be held at the Hilton Adelaide, Ballroom, 233 Victoria Square, Adelaide, South Australia, Australia on Wednesday 28 November 2007, commencing at 10.30am.

BHP Billiton Limited will accept nominations for the election of directors up until 4.30pm on 12 September 2007.

The Annual Report and details of the business to be conducted at the meetings will be mailed to shareholders in mid to late September 2007.

CUSTOMER SECTOR GROUP SUMMARY

The following table provides a summary of the performance of the Customer Sector Groups for the year ended 30 June 2007 and last year.

Year ended 30 June (US$ Million)	Revenue together with share of jointly controlled entities' revenues (1)			Underlying EBIT (1)
	2007	2006	Change %	2007	2006	Change %

Petroleum	5,885	5,230	12.5	3,014	2,968	1.5
Aluminium	5,879	5,084	15.6	1,856	1,191	55.8
Base Metals	12,635	10,294	22.7	6,905	5,400	27.9
Diamonds and Specialty Products	893	1,263	(29.3)	261	345	(24.3)
Stainless Steel Materials	6,901	2,955	133.5	3,697	901	310.3
Iron Ore	5,524	4,782	15.5	2,738	2,537	7.9
Manganese	1,244	1,037	20.0	253	132	91.7
Metallurgical Coal	3,769	3,941	(4.4)	1,249	1,834	(31.9)
Energy Coal	4,576	3,965	15.4	484	327	48.0
Group and unallocated items (2)	770	667	15.4	(390)	(358)	N/A
Less: inter-segment turnover	(603)	(119)	N/A	-	-	-
BHP Billiton Group	47,473	39,099	21.4	20,067	15,277	31.4

(1) Revenue together with share of jointly controlled entities' revenues, and Underlying EBIT include trading activities comprising the sale of third party product. Underlying EBIT is defined on page 16.
(2) Includes consolidation adjustments, exploration and technology activities, unallocated items and external sales from the Group's freight, transport and logistics operations.

Petroleum

Underlying EBIT was US$3,014 million, an increase of US$46 million, or 1.5 per cent, compared to last year. This was mainly due to higher average realised oil prices per barrel of US$63.87 (compared with US$61.90) and higher average realised prices for liquefied petroleum gas of US$529.96 per tonne (compared to US$483.74 per tonne). This was partially offset by lower average realised natural gas prices of US$3.19 per thousand standard cubic feet (compared with US$3.33). Production volumes were in line with last year despite no new major project start ups. The impact of foreign exchange (A$ and GBP) and price-linked costs was unfavourable.

During the year we acquired a 44 per cent interest in the Genghis Khan oil and gas field. This development, together with Atlantis and Neptune (both Gulf of Mexico), Stybarrow (Australia) and Zamzama Phase 2 (Pakistan) is scheduled to commence producing within the next six months, significantly increasing petroleum production.

Gross expenditure on exploration of US$395 million was US$52 million lower than last year. Exploration expenditure charged to profit was US$334 million including US$82 million of previously capitalised expenditure.

Aluminium

Underlying EBIT was US$1,856 million, an increase of US$665 million or 55.8 per cent over last year. Higher prices for aluminium and alumina had a favourable impact, with the average LME aluminium price increasing to US$2,692 per tonne (compared with US$2,244 per tonne).

Full year production records were achieved at the Worsley (Australia), Paranam (Suriname) and Alumar (Brazil) refineries, and the Hillside, Bayside and Mozal smelters (Southern Africa). The recent expansion at Worsley reached nameplate capacity in the fourth quarter.

Favourable exchange rate movements as a result of a weaker Rand and foreign exchange contracts associated with the Alumar refinery expansion increased Underlying EBIT. Last year the write-down of our interest in Valesul (a smelter in Brazil) to fair value, in line with the value achieved on its subsequent divestment, decreased Underlying EBIT by US$50 million.

Earnings were adversely impacted by higher charges for electricity, depreciation, maintenance, raw materials and labour. Despite these higher costs, Underlying EBIT margins(1) improved to 40 per cent (30 per cent last year) and are at record levels. This improved translation of higher prices to the bottom line reflects an intensive focus on cost containment through various Business Excellence initiatives. The contribution from third party trading was lower than the comparative period.

In April, we announced the acquisition of a 33.3 per cent interest in Global Alumina's refinery project in Guinea, West Africa. The project, to be known as the Guinea Alumina Project, comprises the design, construction and operation of a 3.2 mtpa alumina refinery, a 9.6 mtpa bauxite mine and associated infrastructure.

Base Metals

Underlying EBIT was US$6,905 million, an increase of US$1,505 million, or 27.9 per cent, over last year. This increase is predominantly attributable to higher average LME prices for copper of US$3.21/lb (compared to US$2.28/lb), as well as higher prices for lead, silver, zinc and gold. Record copper production, from continuing operations, was achieved due to the commissioning of Spence in December 2006, the ramp-up of Sulphide Leach at Escondida and the recovery at Cerro Colorado (Chile) following the earthquake. This was partially reduced by lower volumes at Olympic Dam due to a scheduled smelter shutdown, lower head grades and lower tonnes milled. Lower volumes were also reported at Cannington as the rehabilitation of ground support was successfully completed during the period.

These gains were partially offset by higher labour and contractor costs, higher price-linked costs at Antamina (Peru), higher fuel and energy charges and the impact of industrial activity at Escondida. Increased expenditure on the Cannington rehabilitation project and the combined effect of inflation and the impact of a stronger A$/US$ exchange rate also negatively impacted the result. Higher costs were partially mitigated by cost reductions achieved through several improvement projects which continue to deliver strong savings. In addition, the Olympic Dam Expansion pre-feasibility study expenditures increased. The cessation of the contribution from Tintaya, which was sold in June 2006, also reduced Underlying EBIT.

Provisional pricing of copper shipments, including the impact of finalisations and revaluations of outstanding shipments resulted in the calculated average realised price being $3.24/lb versus $2.66/lb last year. The positive impact of provisional pricing for the period was US$108 million. Outstanding copper volumes, subject to the fair value measurement, amounted to 346,610 tonnes at 30 June 2007. These were revalued at a weighted average price of US$7,152 per tonne.

Diamonds and Specialty Products

Underlying EBIT was US$261 million, a decrease of US$84 million, or 24.3 per cent over last year. This was due to lower sales volumes for diamonds (down 23 per cent following inventory sales in the prior year), and higher unit costs reflecting variations in the mix of ore processed. The cessation of earnings from the Southern Cross Fertiliser operation, which was sold effective 1 August 2006, also had a negative impact. This was partially offset by higher value per carat diamonds and good performance at Richards Bay Minerals (South Africa) with a firm market for metallic and zircon co-products.

Stainless Steel Materials

Underlying EBIT was a record US$3,697 million, an increase of US$2,796 million or 310 per cent over last year. Higher nickel and cobalt prices were the main contributors with an average LME nickel price of US$17.21/lb (compared to US$7.03/lb). The higher prices, (net of price-linked costs) added US$3,109 million to underlying EBIT.

Record annual nickel production was driven by strong performances at all operations. Annual production at Yabulu (Australia) increased by almost 40 per cent.

Higher use of third party ore at Nickel West and Yabulu and higher costs at the Kwinana refinery (all Australia) impacted Underlying EBIT negatively as did the impact of the stronger A$/US$ exchange rate on operating costs at the Australian operations. In addition, Underlying EBIT was impacted by higher electricity and gas costs at Cerro Matoso (Colombia) and higher maintenance and depreciation at Yabulu.

Exploration expenditure was higher than last year due to increased activity in Western Australia, Indonesia, the Philippines and Guatemala.

The comparative period included a US$61 million profit on the sale of BHP Billiton's interest in the Wonderkop joint venture (South Africa).

Iron Ore

Underlying EBIT was US$2,738 million up US$201 million, or 7.9 per cent over last year. This was driven mainly by increased prices together with higher sales volumes.

Record production was achieved despite cyclonic events unfavourably impacting production in the third quarter. Record sales reflected business improvement initiatives implemented to promote increased shipping efficiency.

Higher operating costs had an adverse impact during the period, largely attributable to the stronger A$/US$ exchange rate but also to higher contractor and labour costs, price-linked royalties, freight costs and demurrage. A number of initiatives were undertaken during the year to minimise the impact of external cost pressures on the business with the benefits mainly realised in the second six months of the year.

Depreciation was higher, due to the commissioning of the expanded capacity at Western Australia Iron Ore.

Manganese

Underlying EBIT was US$253 million up US$121 million compared to last year.  Stronger demand drove increased sales volumes of manganese ore and higher prices for manganese alloy. Production volumes were also higher than last year with manganese alloy up 17 per cent and manganese ore setting a production record, up 14 per cent. Operating costs were lower resulting from production efficiencies but were partly offset by increased distribution costs.

Metallurgical Coal

Underlying EBIT was US$1,249 million, a decrease of US$585 million, or 31.9 per cent over last year. This was mainly attributable to lower prices for hard coking coal (down 10 per cent) and weak coking coal (down 32 per cent). Higher sales volumes at both Queensland Coal and Illawarra Coal (Australia) impacted Underlying EBIT. The increase in sales volumes at Queensland Coal was supported by the expanded capacity at our Hay Point coal terminal. Royalties were lower due to lower prices.

Operating costs were higher at Queensland Coal following the startup of the new longwall panel at Broadmeadows and higher demurrage costs. Difficult mining conditions and an extended longwall change-out at Illawarra Coal also increased operating costs. A stronger A$/US$ exchange rate had an unfavourable impact across our operations as did inflationary pressure.

Depreciation and amortisation costs were higher due to commissioning of new projects during the year, the write off of the coal dryer at Dendrobium (Australia) and higher amortisation of deferred development costs at Illawarra Coal.

Energy Coal

Underlying EBIT was US$484 million, an increase of US$157 million, or 48 per cent, over last year. The increase was mainly attributable to higher export prices resulting from continued strong demand and a favourable movement of the Rand against the US dollar. The profit on divestment of Koornfontein, 1 million tonnes of Richards Bay Coal Terminal annual capacity and the Eyesizwe investment increased Underlying EBIT.

Despite adverse weather conditions in the last quarter and high demurrage costs in Australia, Hunter Valley Coal achieved record production volumes as well as increased cost efficiencies. At Cerrejon Coal (Colombia) higher volumes also had a favourable impact on results. In South Africa unit costs were adversely affected by inflationary pressure, a redundancy provision for the closure of the Douglas underground mine and lower production as a result of safety interventions and equipment availability.

The divestment of the Zululand Anthracite Colliery (South Africa) during the year, reduced Underlying EBIT.

Group and Unallocated items

Underlying net corporate operating costs, excluding exchange impacts, were US$231 million compared to US$251 million in the corresponding period, a decrease of US$20 million.

The current period benefited from lower insurance claims, offset by higher costs for corporate projects, sponsorships, and regulatory compliance.

One-off costs in relation to the acquisition of WMC were incurred in the prior period. There were no similar costs in this period.

The minerals exploration group expenditure, charged to Corporate, increased from US$115 million to US$131 million in the current period, mainly due to increased exploration activity on diamond targets in Angola and the Democratic Republic of Congo, and on nickel targets in Australia. In addition, the prior year included a US$60 million profit on the sale of an option held over an exploration property in Pakistan.

The following notes explain the terms used throughout this profit release:

(1) Underlying EBIT margin is calculated net of third party product activities

(2) Net operating cash flow includes dividends from jointly controlled entities and is after net interest and taxation.

(3) Unless otherwise stated production volumes exclude suspended and sold operations.

(4) Based on share price of US$20.57.

(5) Underlying EBIT is earnings before net finance costs and taxation, and jointly controlled entities' net finance costs and taxation and any exceptional items. Underlying EBITDA is Underlying EBIT before depreciation, impairments, and amortisation of US$2,883 million (comprising Group depreciation, impairments and amortisation of US$2,550 million and jointly controlled entities' depreciation and amortisation of US$333 million) for the year ended 30 June 2007 and US$2,776 million (comprising Group depreciation, impairments and amortisation of US$2,427 million and jointly controlled entities' depreciation and amortisation of US$349 million) for the year ended 30 June 2006. We believe that Underlying EBIT and Underlying EBITDA provide useful information, but should not be considered as an indication of, or alternative to, attributable profit as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity.

(6) Underlying EBIT is used to reflect the underlying performance of BHP Billiton's operations. Underlying EBIT is reconciled to EBIT - Profit from operations on page 5.

(7) For this purpose, net interest includes net finance costs of jointly controlled entities, and capitalised interest and excludes the effect of discounting on provisions and other liabilities, fair value change on hedged loans, net of hedging derivatives, and exchange differences arising from net debt.

Forward-looking statements Certain statements contained in this release, including statements in the section entitled 'Record Annual Results', Creating options for the Future' and 'Outlook', may constitute 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995. We undertake no obligation to revise the forward-looking statements included in this release to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in the sections entitled 'Key Information - Risk factors'; 'Operating and financial review and prospects - Our Business - External Factors Affecting Our Results' and 'Trends and Uncertainties' included in our annual report on Form 20-F as amended by our Form 20-F/A for the fiscal year ended 30 June 2006, which we filed with the US Securities and Exchange Commission (SEC) on 25 September 2006 and 18 December 2006, respectively, and are available on the SEC's website at 'www.sec.gov'. Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell securities in any jurisdiction.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

FINANCIAL INFORMATION

For the year ended

30 June 2007

CONTENTS

Financial Information

Consolidated Income Statement - Page 19

Consolidated Statement of Recognised Income and Expense - Page 20

Consolidated Balance Sheet - Page 21

Consolidated Cash Flow Statement - Page 22

Notes to the Financial Information - Page 23

The financial information included in this document for the year ended 30 June 2007 is unaudited and has been derived from the draft financial report of the BHP Billiton Group for the year ended 30 June 2007. The financial information does not constitute the Group's full financial statements for the year ended 30 June 2007, which will be approved by the Board and reported on by the auditors and subsequently filed with the registrar of companies and the Australian Securities and Investments Commission.

The financial information set out on pages 19 to 30 for the year ended 30 June 2007 has been prepared on the basis of accounting policies consistent with those applied in the 30 June 2006 financial statements contained within the Annual Report of the BHP Billiton Group, except for the following interpretations which have been adopted for the year ended 30 June 2007:

  IFRIC 4/AASB Interpretation 4 'Determining Whether an Arrangement Contains a Lease'

  IFRIC 8/ AASB Interpretation 8 'Scope of IFRS 2'

  IFRIC 9/ AASB Interpretation 9 'Reassessment of Embedded Derivatives'

  IFRIC 10/ AASB Interpretation 10 'Interim Financial Reporting and Impairment'

The application of the above interpretations did not have a material impact on the current or comparative periods.

The comparative information has also been prepared on this basis, with the exception of IAS 32/AASB 132 'Financial Instruments: Disclosure and Presentation' and IAS 39/AASB 139 'Financial Instruments: Recognition and Measurement' which were adopted effective 1 July 2005.

The comparative figures for the financial years ended 30 June 2006 and 30 June 2005 are not the statutory accounts of BHP Billiton Plc for those financial years.  Those accounts have been reported on by the Company's auditors and delivered to the registrar of companies.  The reports of the auditors were (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985.

All amounts are expressed in US dollars unless otherwise stated. The BHP Billiton Group's presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates.

Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

Consolidated Income Statement
for the year ended 30 June 2007
		2007	2006	2005
	Notes	US$M	US$M	US$M
Revenue together with share of jointly controlled entities' revenue
Group production		41,271	34,139	24,759
Third party products		6,202	4,960	6,391
		47,473	39,099	31,150
Less: Share of jointly controlled entities' external revenue included above		(7,975)	(6,946)	(4,428)
Revenue		39,498	32,153	26,722
Other income		588	1,227	757
Expenses excluding net finance costs		(26,352)	(22,403)	(19,995)
Share of profits from jointly controlled entities	3	4,667	3,694	1,787
Profit from operations		18,401	14,671	9,271
Comprising:
Group production		18,327	14,560	9,157
Third party products		74	111	114
		18,401	14,671	9,271

Financial income	4	260	226	216
Financial expenses	4	(650)	(731)	(547)
Net finance costs	4	(390)	(505)	(331)
Profit before taxation		18,011	14,166	8,940
Income tax expense		(4,174)	(3,207)	(1,876)
Royalty related taxation (net of income tax benefit)		(341)	(425)	(436)
Total taxation expense	5	(4,515)	(3,632)	(2,312)
Profit after taxation		13,496	10,534	6,628

Profit attributable to minority interests		80	84	232
Profit attributable to members of BHP Billiton Group		13,416	10,450	6,396

Earnings per ordinary share (basic) (US cents)	6	229.5	173.2	104.4
Earnings per ordinary share (diluted) (US cents)	6	229.0	172.4	104.0

Dividends per ordinary share - paid during the period (US cents)	7	38.5	32.0	23.0
Dividends per ordinary share - declared in respect of the period (US cents)	7	47.0	36.0	28.0

The accompanying notes form part of this financial information.

Consolidated Statement of Recognised Income and Expense
for the year ended 30 June 2007

	2007	2006	2005
	US$M	US$M	US$M
Profit after taxation	13,496	10,534	6,628
Amounts recognised directly in equity
Actuarial gains/(losses) on pension and medical schemes	79	111	(149)
Available for sale investments:
Valuation gains/(losses) taken to equity	147	(1)	-
Cash flow hedges:
Losses taken to equity	(50)	(27)	-
Gains transferred to the initial carrying amount of hedged items	(88)	(25)	-
Exchange fluctuations on translation of foreign operations	12	(1)	7
Tax on items recognised directly in, or transferred from, equity	82	4	52
Total amounts recognised directly in equity	182	61	(90)
Total recognised income and expense for the year	13,678	10,595	6,538
Attributable to minority interests	82	84	232
Attributable to members of BHP Billiton Group	13,596	10,511	6,306

The accompanying notes form part of this financial information.

Consolidated Balance Sheet
as at 30 June 2007
		2007	2006
	Notes	US$M	US$M
ASSETS
Current assets
Cash and cash equivalents		1,937	776
Trade and other receivables		4,689	3,831
Other financial assets		952	808
Inventories		3,296	2,732
Assets held for sale		-	469
Other		213	160
Total current assets		11,087	8,776
Non-current assets
Trade and other receivables		810	813
Other financial assets		1,016	950
Inventories		113	93
Investments in jointly controlled entities		4,924	4,299
Property, plant and equipment		36,705	30,985
Intangible assets		615	683
Deferred tax assets		2,810	1,829
Other		88	88
Total non-current assets		47,081	39,740
Total assets		58,168	48,516
LIABILITIES
Current liabilities
Trade and other payables		4,724	4,053
Interest bearing liabilities		1,352	1,368
Liabilities held for sale		-	192
Other financial liabilities		512	544
Current tax payable		2,102	1,358
Provisions		1,259	1,067
Deferred income		300	279
Total current liabilities		10,249	8,861
Non-current liabilities
Trade and other payables		145	169
Interest bearing liabilities		9,291	7,648
Other financial liabilities		595	289
Deferred tax liabilities		1,822	1,592
Provisions		5,601	4,853
Deferred income		547	649
Total non-current liabilities		18,001	15,200
Total liabilities		28,250	24,061
Net assets		29,918	24,455

EQUITY
Share capital - BHP Billiton Limited		1,221	1,490
Share capital - BHP Billiton Plc		1,183	1,234
Share premium account		518	518
Treasury shares held		(1,457)	(418)
Reserves		473	306
Retained earnings		27,729	21,088
Total equity attributable to members of BHP Billiton Group	9	29,667	24,218
Minority interests	9	251	237
Total equity		29,918	24,455

The accompanying notes form part of this financial information.

Consolidated Statement of Cash Flows
For the year ended 30 June 2007

	2007	2006	2005
	US$M	US$M	US$M
Operating activities
Receipts from customers	40,284	32,938	28,425
Payments to suppliers and employees	(24,330)	(20,944)	(18,801)
Cash generated from operations	15,954	11,994	9,624

Dividends received	4,257	2,671	1,002
Interest received	138	121	90
Interest paid	(518)	(499)	(315)
Income tax paid	(3,682)	(3,152)	(1,476)
Royalty related taxation paid	(554)	(659)	(551)
Net operating cash flows	15,595	10,476	8,374
Investing activities
Purchases of property, plant and equipment	(6,365)	(5,239)	(3,450)
Exploration expenditure (including amounts expensed)	(793)	(766)	(531)
Purchase of intangibles	(18)	-	-
Purchases of investments and funding of jointly controlled entities	(155)	(65)	(42)
Purchases of, or increased investment in, subsidiaries, operations and jointly controlled entities, net of their cash	(701)	(531)	(6,198)
Cash outflows from investing activities	(8,032)	(6,601)	(10,221)
Proceeds from sale of property, plant and equipment	77	92	153
Proceeds from sale or redemption of investments	128	153	227
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities, net of their cash	203	844	675
Net investing cash flows	(7,624)	(5,512)	(9,166)
Financing activities
Proceeds from ordinary share issues	22	34	66
Proceeds from interest bearing liabilities	6,679	5,912	5 668
Repayment of interest bearing liabilities	(5,297)	(7,013)	(1,735)
Purchase of shares by Employee Share Ownership Plan Trusts	(165)	(187)	(47)
Share buy-back - BHP Billiton Limited	(2,824)	(1,619)	(1,792)
Share buy-back - BHP Billiton Plc	(2,917)	(409)	-
Dividends paid	(2,271)	(1,936)	(1,404)
Dividends paid to minority interests	(68)	(190)	(238)
Repayment of finance leases	(2)	(4)	(22)
Net financing cash flows	(6,843)	(5,412)	496
Net increase / (decrease) in cash and cash equivalents	1,128	(448)	(296)
Cash and cash equivalents, net of overdrafts, at beginning of year	760	1,207	1,509
Effect of foreign currency exchange rate changes on cash and cash equivalents	11	1	(6)
Cash and cash equivalents, net of overdrafts, at end of year	1,899	760	1,207

The accompanying notes form part of this financial information.

Notes to the Financial Information

1 Business segments

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):

  Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG)

  Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina)

  Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead, uranium and copper by-products including gold)

  Diamonds and Specialty Products (exploration for and mining of diamonds and titanium minerals, and prior to divestment in August 2006, fertiliser operations)

  Stainless Steel Materials (exploration for and mining, processing and marketing of nickel)

  Iron Ore (exploration for and mining, processing and marketing of iron ore)

  Manganese (exploration for and mining, processing and marketing of manganese)

  Metallurgical Coal (exploration for and mining, processing and marketing of metallurgical coal)

  Energy Coal (exploration for and mining, processing and marketing of energy coal)

Due to recent growth, and a change in internal reporting structure, Iron Ore, Manganese and Metallurgical Coal, which were previously reported as the Carbon Steel Materials CSG are now reported as separate CSGs. Comparative disclosures have been restated based on the current reporting structure.

During the 2006 fiscal year, following a change in management responsibilities, our minerals exploration and technology functions were removed from the Diamonds and Specialty Products CSG and are now reported as part of Group and unallocated items. This change in segment reporting has been reflected in all periods presented and resulted in operating costs in 2006 of US$71 million (2005: US$69 million) being reported in Group and unallocated items rather than Diamonds and Specialty Products.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments and exploration and technology activities.

It is the Group's policy that inter-segment sales are made on a commercial basis.

Notes to the Financial Information continued

1 Business segments (continued)
US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year Ended 30 June 2007
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	4,846	4,564	10,756	893	6,800	5,421	1,149	3,712	2,980	14	41,135
Sale of third party product	454	1,315	1,879	-	101	29	95	10	1,595	724	6,202
Rendering of services	7	-	-	-	-	55	-	41	1	32	136
Inter-segment revenue	578	-	-	-	-	19	-	6	-	(603)	-
	5,885	5,879	12,635	893	6,901	5,524	1,244	3,769	4,576	167	47,473
Less: share of jointly controlled entities' external revenue included above	(6)	-	(6,510)	(359)	-	(599)	-	-	(488)	(13)	(7,975)
Segment revenue	5,879	5,879	6,125	534	6,901	4,925	1,244	3,769	4,088	154	39,498

Segment result	2,977	1,540	1,872	70	3,687	2,444	253	1,242	35	(386)	13,734
Other attributable income (1)	37	23	12	2	10	-	-	1	68	(153)	-
Share of profits from jointly controlled entities	-	259	3,920	116	-	239	-	4	149	(20)	4,667
Profit from operations	3,014	1,822	5,804	188	3,697	2,683	253	1,247	252	(559)	18,401
Net finance costs											(390)
Taxation											(4,174)
Royalty related taxation											(341)
Profit after taxation											13,496
Adjusted EBITDA	3,789	2,042	6,025	281	4,078	2,934	294	1,498	660	(451)	21,150
Other significant non-cash items	(4)	30	145	-	(106)	(49)	(1)	7	15	(60)	(23)
EBITDA	3,785	2,072	6,170	281	3,972	2,885	293	1,505	675	(511)	21,127
Depreciation and amortisation	(689)	(235)	(358)	(93)	(275)	(202)	(40)	(236)	(247)	(46)	(2,421)
Impairment losses recognised	(82)	(15)	(13)	-	-	-	-	(22)	(176)	(2)	(310)
Reversals of previous impairment	-	-	5	-	-	-	-	-	-	-	5
Losses recognised
Profit from operations	3,014	1,822	5,804	188	3,697	2,683	253	1,247	252	(559)	18,401
Profit from group production	3,010	1,796	5,892	188	3,697	2,684	251	1,246	122	(559)	18,327
Profit from third party product	4	26	(88)	-	-	(1)	2	1	130	-	74
Capital expenditure	1,687	361	568	144	1,509	1,186	72	555	242	41	6,365
Segment assets	9,464	6,269	9,740	1,620	7,745	4,489	971	3,066	3,230	6,650	53,244
Investments in jointly controlled entities	127	675	2,943	157	-	326	-	2	690	4	4,924
Total assets	9,591	6,944	12,683	1,777	7,745	4,815	971	3,068	3,920	6,654	58,168
Segment liabilities	2,524	996	2,696	184	1,150	1,103	381	878	2,062	16,276	28,250

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

1 Business segments (continued)

US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year Ended 30 June 2006
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	4,797	3,704	9,034	1,263	2,916	4,735	965	3,926	2,713	5	34,058
Sale of third party product	321	1,374	1,259	-	37	15	72	1	1,252	629	4,960
Rendering of services	3	6	1	-	-	32	-	6	-	33	81
Inter-segment revenue	109	-	-	-	2	-	-	8	-	(119)	-
	5,230	5,084	10,294	1,263	2,955	4,782	1,037	3,941	3,965	548	39,099
Less: share of jointly controlled entities' external revenue included above	(5)	(107)	(5,393)	(377)	-	(593)	(33)	-	(438)	-	(6,946)
Segment revenue	5,225	4,977	4,901	886	2,955	4,189	1,004	3,941	3,527	548	32,153

Segment result	2,963	917	1,998	209	901	2,201	126	1,832	131	(301)	10,977
Other attributable income (1)	5	37	-	-	-	-	8	1	-	(51)	-
Share of profits from jointly controlled entities	-	193	3,015	91	-	263	(2)	1	139	(6)	3,694
Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671
Net finance costs											(505)
Taxation											(3,207)
Royalty related taxation											(425)
Profit after taxation											10,534
Adjusted EBITDA	3,798	1,468	5,093	396	1,185	2,598	172	2,002	500	(242)	16,970
Other significant non-cash items	(7)	(44)	267	(3)	(41)	21	(1)	(5)	17	(76)	128
EBITDA	3,791	1,424	5,360	393	1,144	2,619	171	1,997	517	(318)	17,098
Depreciation and amortisation	(720)	(227)	(339)	(93)	(243)	(154)	(39)	(163)	(247)	(39)	(2,264)
Impairment losses recognised	(113)	(50)	(8)	-	-	(1)	-	-	-	(1)	(173)
Reversals of previous impairment	10	-	-	-	-	-	-	-	-	-	10
Losses recognised
Profit from operations	2,968	1,147	5,013	300	901	2,464	132	1,834	270	(358)	14,671
Profit from group production	2,963	1,071	5,017	300	901	2,462	137	1,834	233	(358)	14,560
Profit from third party product	5	76	(4)	-	-	2	(5)	-	37	-	111
Capital expenditure	1,124	366	861	202	1,423	884	45	677	131	41	5,754
Segment assets	7,420	6,061	9,419	1,630	5,692	3,462	836	2,607	3,018	4,050	44,195
Investments in jointly controlled entities	112	551	2,511	115	-	386	24	-	622	-	4,321
Total assets	7,532	6,612	11,930	1,745	5,692	3,848	860	2,607	3,640	4,050	48,516
Segment liabilities	2,208	1,048	2,617	178	898	1,047	340	749	1,759	13,217	24,061

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

1 Business segments (continued)
US$M	Petroleum	Aluminium	Base Metals	Diamonds and Specialty Products	Stainless Steel Materials	Iron Ore	Manganese	Metallurgical Coal	Energy Coal	Group and unallocated items/ eliminations	BHP Billiton Group
Year Ended 30 June 2005
Revenue together with share of jointly controlled entities' revenue from external customers
Sale of group production	3,953	3,103	4,372	986	2,265	3,311	1,334	2,653	2,718	3	24,698
Sale of third party product	1,500	1,543	670	523	9	42	105	91	1,124	784	6,391
Rendering of services	-	-	1	-	-	29	-	5	-	26	61
Inter-segment revenue	62	5	-	-	-	-	-	27	-	(94)	-
	5,515	4,651	5,043	1,509	2,274	3,382	1,439	2,776	3,842	719	31,150
Less: share of jointly controlled entities' external revenue included above	(3)	(80)	(2,714)	(778)	(8)	(384)	(45)	-	(416)	-	(4,428)
Segment revenue	5,512	4,571	2,329	731	2,266	2,998	1,394	2,776	3,426	719	26,722

Segment result	2,523	758	481	429	828	875	569	886	319	(184)	7,484
Other attributable income (1)	6	26	-	19	25	-	-	2	1	(79)	-
Share of profits from jointly controlled entities	-	139	1,285	77	1	148	-	-	137	-	1,787
Profit from operations	2,529	923	1,766	525	854	1,023	569	888	457	(263)	9,271
Net finance costs											(331)
Taxation											(1,876)
Royalty related taxation											(436)
Profit after taxation											6,628
Adjusted EBITDA	3,151	1,122	1,952	710	1,014	1,329	607	1,162	740	(65)	11,722
Other significant non-cash items	-	15	(33)	(14)	(19)	(174)	-	(144)	(95)	(169)	(633)
EBITDA	3,151	1,137	1,919	696	995	1,155	607	1,018	645	(234)	11,089
Depreciation and amortisation	(616)	(214)	(153)	(171)	(141)	(132)	(38)	(130)	(179)	(27)	(1,801)
Impairment losses recognised	(6)	-	-	-	-	-	-	-	(9)	(2)	(17)
Reversals of previous impairment	-	-	-	-	-	-	-	-	-	-	-
Losses recognised
Profit from operations	2,529	923	1,766	525	854	1,023	569	888	457	(263)	9,271
Profit from group production	2,515	902	1,777	503	854	1,028	552	886	403	(263)	9,157
Profit from third party product	14	21	(11)	22	-	(5)	17	2	54	-	114
Capital expenditure	898	268	345	239	475	468	68	527	164	31	3,483
Segment assets	6,448	5,398	7,880	1,429	4,377	2,081	808	1,996	2,359	5,813	38,589
Investments in jointly controlled entities	112	509	1,633	115	-	304	32	-	549	-	3,254
Total assets	6,560	5,907	9,513	1,544	4,377	2,385	840	1,996	2,908	5,813	41,843
Segment liabilities	1,955	745	2,240	162	612	870	290	743	1,558	14,752	23,927

(1) Other attributable income represents the re-allocation of certain items recorded in the segment result of Group and unallocated items / eliminations to the applicable CSG / business segment.

2 Exceptional items

Exceptional items are those items where their nature and amount is considered material to the financial report. Such items included within the BHP Billiton Group profit for the year are detailed below.
Year ended 30 June 2007	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Impairment of South African coal operations	(176)	34	(142)
Newcastle steelworks rehabilitation	(167)	50	(117)
	(343)	84	(259)
Exceptional items by Customer Sector Group
Energy Coal	(176)	34	(142)
Group & Unallocated	(167)	50	(117)
	(343)	84	(259)

Impairment of South African coal operations
As part of the Group's regular review of assets whose value may be impaired, a charge of US$176 million (US$34 million tax benefit) has been recorded in relation to coal operations in South Africa.

Newcastle steelworks rehabilitation
The Group recognised a charge against profits of US$167 million (US$50 million tax benefit) for additional rehabilitation obligations in respect of former operations at the Newcastle steelworks (Australia). The increase in obligations relate to increases in the volume of sediment in the Hunter River requiring remediation and treatment, and increases in treatment costs.

Year ended 30 June 2006	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Tintaya copper mine	439	(143)	296
Exceptional items by Customer Sector Group
Base Metals	439	(143)	296

Sale of Tintaya copper mine
Effective 1 June 2006, BHP Billiton sold its interests in the Tintaya copper mine in Peru. Gross consideration received was US$853 million, before deducting intercompany trade balances. The net consideration of US$717 million (net of transaction costs) included US$634 million for shares plus the assumption of US$116 million of debt, working capital adjustments and deferred payments contingent upon future copper prices and production volumes.

Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	(111)	81	(30)
Exceptional items by Customer Sector Group
Petroleum	134	(10)	124
Base Metals	(29)	(4)	(33)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(73)	21	(52)
Stainless Steel Materials	142	(6)	136
Total by Customer Sector Group	(111)	81	(30)

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business. The total proceeds on the sale were US$421 million, resulting in a profit before tax of US$127 million (US$1 million tax expense). In addition, the Group sold its interest in the Palmiet chrome business in May 2005 for proceeds of US$12 million, resulting in a profit before tax of US$15 million (US$5 million tax expense).

Provision for termination of operations
The Group decided to decommission the Boodarie Iron operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans
As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

3 Investments accounted for using the equity method
Major shareholdings in jointly controlled entities	Ownership interest at BHP Billiton Group reporting date (a)			Contribution to profit after taxation
	30 June 2007%	30 June 2006%	30 June 2005%	30 June 2007 US$M	30 June 2006 US$M	30 June 2005 US$M
Samarco Mineraçao SA	50	50	50	239	262	148
Minera Antamina SA	33.75	33.75	33.75	506	437	194
Carbones del Cerrejon LLC	33.3	33.3	33.3	112	97	111
Minera Escondida Limitada	57.5	57.5	57.5	3,442	2,595	1,090
Mozal SARL	47.1	47.1	47.1	259	185	130
Valesul Aluminio SA (b)	-	45.5	45.5	-	8	9
Other (c)				109	110	105
Total				4,667	3,694	1,787

(a) The ownership interest at BHP Billiton's reporting date and the jointly controlled entity's reporting date are the same. Whilst the annual financial reporting date may be different to BHP Billiton's, financial information is obtained as at 30 June in order to report on a consistent basis with BHP Billiton's reporting date.

(b) Subsequent to 30 June 2006, the BHP Billiton Group sold its interest in Valesul Aluminio SA.
(c) Includes immaterial jointly controlled entities and the Richards Bay Minerals joint venture owned 50% (30 June 2006: 50%; 30 June 2005: 50%).

4 Net finance costs
	2007	2006	2005
	US$M	US$M	US$M
Financial expenses
Interest on bank loans and overdrafts	22	134	34
Interest on all other loans	535	382	254
Finance lease and hire purchase interest	5	6	6
Dividends on redeemable preference shares	1	17	25
Discounting on provisions and other liabilities	251	266	173
Discounting on pension and medical benefit entitlements	127	108	114
Interest capitalised (a)	(353)	(144)	(78)
Net fair value change on hedged loans and related hedging derivatives	25	(30)	-
Exchange differences on net debt	37	(8)	19
	650	731	547
Financial income
Interest income	(151)	(123)	(118)
Return on pension plan assets	(109)	(103)	(98)
	(260)	(226)	(216)
Net finance costs	390	505	331

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. For the year ended 30 June 2007 the capitalisation rate was 5.7 per cent (2006: 5.0 per cent; 2005: 4.6 per cent).

5 Taxation
	Year ended 30 June 2007	Year ended 30 June 2006	Year ended 30 June 2005
	US$M	US$M	US$M
Taxation expense including royalty related taxation
UK taxation expense	85	294	206
Australian taxation expense	2,768	2,547	1,613
Overseas taxation expense	1,662	791	493
Total taxation expense	4,515	3,632	2,312

6 Earnings per share
	2007	2006	2005
Basic earnings per share (US cents)	229.5	173.2	104.4
Diluted earnings per share (US cents)	229.0	172.4	104.0
Basic earnings per American Depositary Share (ADS) (US cents) (a)	459.0	346.4	208.8
Diluted earnings per American Depositary Share (ADS) (US cents) (a)	458.0	344.8	208.0
Basic earnings (US$ million)	13,416	10,450	6,396
Diluted earnings (US$ million) (b)	13,434	10,456	6,399

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:
	2007	2006	2005
Weighted average number of shares	Million	Million	Million
Basic earnings per share denominator	5,846	6,035	6,124
Shares and options contingently issuable under employee share ownership plans	20	31	32
Diluted earnings per share denominator	5,866	6,066	6,156

(a) Each ADS represents two ordinary shares.
(b) Diluted earnings are calculated after adding back dividend equivalent payments of US$18 million (2006: US$6 million; 2005: US$3 million) that would not be made if potential ordinary shares were converted to fully paid.

7 Dividends
	2007	2006	2005
	US$M	US$M	US$M
Dividends paid during the period
BHP Billiton Limited	1,346	1,148	842
BHP Billiton Plc - Ordinary shares	923	790	567
- Preference shares (a)	-	-	-
	2,269	1,938	1,409

Dividends declared in respect of the period
BHP Billiton Limited	1,605	1,275	1,004
BHP Billiton Plc - Ordinary shares	1,097	885	691
- Preference shares (a)	-	-	-
	2,702	2,160	1,695

	2007	2006	2005
	US cents	US cents	US cents
Dividends paid during the period (per share)
Prior year final dividend	18.5	14.5	9.5
Interim dividend	20.0	17.5	13.5
	38.5	32.0	23.0
Dividends declared in respect of the period (per share)
Interim dividend	20.0	17.5	13.5
Final dividend	27.0	18.5	14.5
	47.0	36.0	28.0

Dividends are declared after period end in the announcement of the results for the period. Interim dividends are declared in February and paid in March. Final dividends are declared in August and paid in September. Dividends declared are not recorded as a liability at the end of the period to which they relate. Subsequent to year end, on 22 August 2007, BHP Billiton declared a final dividend of 27.0 US cents per share (US$1,528 million), which will be paid on 28 September 2007 (2006: 18.5 US cents per share - US$1,100 million; 2005: 14.5 US cents per share - US$878 million).

Each American Depositary Share (ADS) represents two ordinary shares of BHP Billiton Limited or BHP Billiton Plc. Dividends declared on each ADS represent twice the dividend declared on BHP Billiton shares.

BHP Billiton Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30%.

	2007	2006	2005
	US$M	US$M	US$M
Franking credits as at 30 June	144	20	115
Franking credits arising from the payment of current tax payable	923	811	213
Total franking credits available (b)	1,067	831	328

(a) 5.5 per cent dividend on 50,000 preference shares of ₤1 each (2006: 5.5 per cent; 2005: 5.5 per cent).
(b) The payment of the final 2007 dividend declared after 30 June 2007 will reduce the franking account balance by US$388 million.

8 Acquisitions and disposals

Significant acquisitions

On 1 February 2007 the BHP Billiton Group acquired a 44% interest in the operation of the Genghis Khan oil and gas development ("Genghis Khan") for a total cash consideration of US$583 million.

Genghis Khan includes Green Canyon Blocks (652 and 608) and was discovered in 2005 in the deepwater Gulf of Mexico. Genghis Khan is located in the same geological structure and allows the Group to benefit from development synergies with the Shenzi project, which was sanctioned for development in the 2006 financial year.

In April, the BHP Billiton Group announced the acquisition of a 33.3 per cent interest in Global Alumina's refinery project in Guinea, West Africa for US$140 million. The project, comprises the design, construction and operation of a 3.2 mtpa alumina refinery, a 9.6 mtpa bauxite mine and associated infrastructure.

Disposals

During the year ended 30 June 2007, the sales of Southern Cross Fertiliser Pty Ltd, the Cascade and Chinook oil and gas prospects, the Coal Bed Methane assets and BHP Billiton's 45.5 per cent interest in Valesul Aluminio SA have been finalised. In addition, during the year, the BHP Billiton Group sold 1 million tonnes of annual capacity in the Richards Bay Coal Terminal, interests in Eyesizwe and Alliance Copper, and the Koornfontein coal operations.

9 Total equity

	Attributable to members of BHP Billiton Group			Minority interests
	2007	2006	2005	2007	2006	2005
	US$M	US$M	US$M	US$$M	US$M	US$M
Total equity opening balance	24,218	17,575	14,396	237	341	347
Adjustment for adoption of IAS 39 / AASB 139 - Retained earnings	-	55	-	-	-	-
- Hedging reserve	-	30	-	-	-	-
- Financial asset reserve	-	116	-	-	-	-
Total equity opening balance after adoption of IAS 39 / AASB 139	24,218	17,776	14,396	237	341	347
Total recognised income and expense for the year	13,596	10,511	6,306	82	84	232
Transactions with owners - contributed equity	17	24	56	-	-	-
Dividends	(2,269)	(1,938)	(1,409)	(68)	(188)	(238)
Accrued employee entitlement to share awards	72	61	53	-	-	-
Purchases of shares made by ESOP Trusts	(165)	(187)	(47)	-	-	-
Cash settlement of share awards	-	-	(3)	-	-	-
BHP Billiton Plc share buy-back	(2,957)	(409)	-	-	-	-
BHP Billiton Limited share buy-back	(2,845)	(1,620)	(1,777)	-	-	-
Total equity closing balance	29,667	24,218	17,575	251	237	341

On 23 August 2006, BHP Billiton announced a US$3.0 billion capital return to shareholders through an 18 month series of on-market share buy-backs. On 7 February 2007, an additional US$10 billion capital return was announced. On this date, 93,435,000 shares in BHP Billiton Plc had been repurchased under the August program at a cost of US$1,705 million, leaving US$1,295 million to be carried forward and added to February's program. All BHP Billiton Plc shares bought back are held as Treasury shares within the share capital of BHP Billiton Plc. As at 30 June 2007, 146,721,714 BHP Billiton Plc shares had been bought back (6,600,000 by BHP Billiton Plc and 140,121,714 by BHP Billiton Limited) at a total cost of US$2,957 million.
Shares in BHP Billiton Plc held by BHP Billiton Limited were periodically cancelled in accordance with the resolutions passed at the 2006 Annual General Meetings. Of the BHP Billiton Plc shares purchased by BHP Billiton Limited, 67,285,000 and 34,400,000 shares were cancelled on 18 January 2007 and 23 April 2007 respectively. As at 30 June 2007, BHP Billiton Limited held 38,436,714 shares in BHP Billiton Plc. Subsequent to the year end, on 5 July 2007, a further 19,650,000 BHP Billiton Plc shares purchased by BHP Billiton Limited were cancelled.
On 26 March 2007, the BHP Billiton Group completed an off-market buy-back of 141,098,555 million BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$286 million was allocated to the share capital of BHP Billiton Limited and US$2,559 million was allocated to retained earnings. These shares were then cancelled.

10 Subsequent events

Other than the matters disclosed elsewhere in this financial information, no matters or circumstances have arisen since the end of the year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the BHP Billiton Group in subsequent accounting periods.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 August 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary